SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Plains Resources Inc.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

726540 50 3
(CUSIP NUMBER)

Sable Management, L.P.
P.O. Box 1083
Houston, Texas 77251
Attn: James C. Flores
Tel. No. (713) 654-1414
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2001
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 726540 50 3	13D
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sable Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000,000 (See Item 5)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,000,000 (See Item 5)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% (See Item 5)
14	TYPE OF REPORTING PERSON* PN

     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 726540 50 3	13D
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sable Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,000,000 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,000,000 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% (See Item 5)
14	TYPE OF REPORTING PERSON* OO - Limited Liability Company

     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 726540 50 3	13D
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James C. Flores
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,000,000 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,000,000 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% (See Item 5)
14	TYPE OF REPORTING PERSON* IN

     *SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

Item 1.     Security and Issuer

          Securities acquired: Shares of common stock, par value $0.10 per share ("Common Stock"), of Plains Resources Inc., a Delaware corporation (the "Issuer").

Issuer:	Plains Resources Inc. 500 Dallas Street, Suite 700 Houston, Texas 77002

Item 2.     Identity and Background

          This Schedule 13D is being filed by (i) Sable Management, L.P., a Delaware limited partnership ("Sable LP"), (ii) Sable Management, LLC, a Delaware limited liability company ("Sable LLC") and (iii) James C. Flores, an individual, with respect to the shares of Common Stock beneficially owned by them. Mr. Flores is the sole member of Sable LLC, which is the sole general partner of Sable LP.

          The business address of each of Sable LP, and Sable LLC is P.O. Box 1083, Houston, Texas 77251. The business address of Mr. Flores is 500 Dallas Street, Suite 700, Houston, Texas 77002. The principal business activities of each of Sable LP and Sable LLC is the purchase, sale, exchange, acquisition and holding of investment securities in oil and gas-related companies. The present principal occupation of Mr. Flores is Chairman of the Board and Chief Executive Officer of the Issuer. The Issuer's principal business address is 500 Dallas Street, Suite 700, Houston, Texas 77002. The Issuer is engaged in the exploration, development, production and transportation of crude oil and natural gas. Mr. Flores is a citizen of the United States of America.

          Neither Sable LP nor Sable LLC, nor any of their respective executive officers, partners, members or managers, nor Mr. Flores, has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds

          On May 8, 2001, in connection with Mr. Flores joining the Issuer as Chairman of the Board and Chief Executive Officer and in connection with that certain Unit Transfer and Contribution Agreement, dated as of May 8, 2001, among Sable Holdings, L.P., Sable Investments, L.P., the Issuer, Plains All American Inc., and Mr. Flores pursuant to which Mr. Flores will indirectly acquire an interest in Plains All American Pipeline, L.P. ("PAA"), Sable LP entered into that certain Stock Purchase Agreement, dated as of May 8, 2001 (the "Stock Purchase Agreement"), with Kayne Anderson Capital Advisors, L.P. ("KA"), pursuant to which Sable LP agreed to acquire (the "Acquisition") 1,000,000 shares of Common Stock held by certain affiliates of KA at a price of $25.00 per share. The consummation of the Acquisition is expected to occur in June 2001 and to occur simultaneously with the consummation of Mr. Flores' acquisition of such indirect interest in PAA. Sable LP shall purchase such shares with available working capital, which shall be funded by the personal funds of Mr. Flores.

Item 4.     Purpose of the Transaction

          Each of Sable LP, Sable LLC and Mr. Flores acquired beneficial ownership of the shares of Common Stock for investment purposes. In the future, each of Sable LP, Sable LLC and Mr. Flores may, directly or indirectly, acquire or dispose of additional shares of Common Stock, either through open market or privately negotiated transactions. Any such future transactions will be made in light of the then current financial condition and prospects of the Issuer, the market price of shares of Common Stock and other factors deemed relevant by Mr. Flores.

          Other than as described in Item 6 hereof, none of Sable LP, Sable LLC or Mr. Flores has any present plans or proposals which would result in any of the following:

1)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

2)	Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

3)	Any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

4)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

5)	Any material change in the present capitalization or dividend policy of the Issuer;
6)	Any other material change in the Issuer's business or corporate structure;

7)	Any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

8)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

9)	Causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

10)	Any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer

          (a)     As of May 8, 2001, each of Sable LP, Sable LLC and Mr. Flores beneficially owns 1,000,000 shares of Common Stock of the Issuer because of Sable LP's right to acquire shares of Common Stock under the Stock Purchase Agreement. Such 1,000,000 shares of Common Stock represent 5.7% of the Issuer's outstanding shares of Common Stock, which percentage was calculated by dividing (i) 1,000,000 shares of Common Stock beneficially owned by Sable LP, Sable LLC and Mr. Flores, by (ii) 17,514,669 shares of Common Stock outstanding on May 11, 2001 as disclosed in the Issuer's Form 10-Q for the quarterly period ended March 31, 2001.

          (b)     Sable LP has the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of the 1,000,000 shares of Common Stock beneficially owned by it. However, Sable LLC and Mr. Flores may direct the vote and may direct the disposition of the 1,000,000 shares of Common Stock beneficially owned by Sable LP.

          (c)     Except as described in Item 6 hereof, there have been no transactions in the Issuer's securities by Sable LP, Sable LLC and Mr. Flores during the last sixty days.

          (d)     Not Applicable.

          (e)     Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Sable LP, Sable LLC and Mr. Flores have no contracts, arrangements, understandings or relationships (legal or otherwise) between themselves and any other person with respect to any securities of the Issuer other than those described below:

          (a)     Stock Purchase Agreement, dated as of May 8, 2001, by and between Sable LP and KA, as more fully described in Item 3 hereof;

          (b)     Employment Agreement, entered into effective as of May 8, 2001, by and between the Issuer and Mr. Flores, pursuant to which Mr.  Flores shall receive a number of shares of Common Stock as calculated pursuant to Section 4(c) of such agreement; and

          (c)     Performance Stock Option Agreement, dated as of May 8, 2001, between the Issuer and Mr. Flores, pursuant to which Mr. Flores was granted, subject to the approval of the stockholders of the Issuer, stock options to purchase 1,000,000 shares of Common Stock at an exercise price of $23.00 per share, subject to the vesting and other terms set forth therein.

Item 7.      Material to be Filed as Exhibits

          The following are filed as exhibits to this Statement on Schedule 13D:

Exhibit 1	Joint Filing Agreement, dated as of May 16, 2001.

Exhibit 2	Stock Purchase Agreement, dated as of May 8, 2001, by and between Sable LP and KA.

Exhibit 3	Employment Agreement, entered into effective as of May 8, 2001, by and between the Issuer and Mr. Flores.

Exhibit 4	Performance Stock Option Agreement, dated as of May 8, 2001, between the Issuer and Mr. Flores.

Signatures

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2001

SABLE MANAGEMENT, L.P.

By:	Sable Management, LLC, its General Partner

By: /s/ JAMES C. FLORES
James C. Flores, its Sole Member

SABLE MANAGEMENT, LLC

By: /s/ JAMES C. FLORES
James C. Flores, its Sole Member

/s/ JAMES C. FLORES
James C. Flores

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated as of May 16, 2001.

Exhibit 2	Stock Purchase Agreement, dated as of May 8, 2001, by and between Sable LP and KA.

Exhibit 3	Employment Agreement, entered into effective as of May 8, 2001, by and between the Issuer and Mr. Flores.

Exhibit 4	Performance Stock Option Agreement, dated as of May 8, 2001, between the Issuer and Mr. Flores.

EXHIBIT 1

JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the common stock, par value $.10 per share, of Plains Resources Inc., a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

          The undersigned further agree that each party hereto is responsible for timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

          This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

          IN WITNESS WHEREOF, the undersigned have executed this Agreement as of May 16, 2001.

SABLE MANAGEMENT, L.P.

By:  Sable Management, LLC, its General Partner

By:  /s/ JAMES C. FLORES
      James C. Flores, its Sole Member

SABLE MANAGEMENT, LLC

By:  /s/ JAMES C. FLORES

/s/ JAMES C. FLORES
James C. Flores, its Sole Member